SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SECUI 13012477 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. PACKERLAND DRIVE, SUITE E
(No. and Street)

DE PERE (City) WI (State) 54115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LORI L. RASTALL, CHIEF COMPLIANCE OFFICER 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUNETTE, KEITH J.
(Name – *if individual, state last, first, middle name*)

808 BAYLAND COURT (Address) GREEN BAY (City) WI (State) 54304 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LORI L. RASTALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD FINANCIAL, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

My commission expires 3/17/13

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.

De Pere, Wisconsin

FINANCIAL STATEMENTS

Including Accountants' Audit Report

December 31, 2012 and 2011

KCD Financial, Inc.
Table of Contents

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
KCD Financial, Inc.
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. (the Company) as of and for the year ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevent or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understand on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green Bay, WI
February 15, 2013

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of KCD Financial, Inc.

We have audited the accompanying financial statements of KCD Financial, Inc (a Wisconsin corporation), which comprise the balance sheets as of December 31, 2012, and 2011 and the related statements of income, retained earnings, and cash flows, for the years then ended, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2012, and 2011 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Operating Expenses – Cost of Labor, Operating Expenses – General and the Securities Investor Protection Corporation Form SIPC-7 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brunette Tax & Accounting, LLC

Green Bay, WI

February 15, 2013

KCD Financial, Inc.
Balance Sheet
December 31, 2012

ASSETS	2012	2011
CURRENT ASSETS		
Cash in Bank - Associated Bank	$94,268	$56,554
Accounts Receivable - Concessions	47,601	57,029
Accounts Receivable - SWS	0	1,547
SWS KCD Corp. Account	30,463	30,460
Receivable - Katz	5,891	0
Income Tax Refund Receivable	0	3,600
TOTAL CURRENT ASSETS	$178,223	$149,190
FIXED ASSETS		
Equipment	$23,831	$23,831
Furniture and Fixtures	7,396	7,396
Leasehold Improvements	1,349	1,349
Accumulated Depreciation	(31,882)	(31,548)
TOTAL FIXED ASSETS	$694	$1,028
OTHER ASSETS		
(Cash segregated under federal and other regulations)		
Investment	30,042	30,039
Employee Advance	0	500
TOTAL OTHER ASSETS	$30,042	$30,539
TOTAL ASSETS	**$208,959**	**$180,757**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued Commissions Payable	$47,554	$52,091
Accounts Payable	58,689	43,939
Credit Card Payable	77	1,826
Preferred Stock Dividend Payable	531	531
Payroll Liabilities	(3,411)	2,290
Simple IRA Payable	2,356	0
Federal Tax Payable	4,098	0
State Income Tax Payable	2,485	0
TOTAL CURRENT LIABILITIES	$112,379	$100,677
STOCKHOLDER'S EQUITY		
Preferred stock $25 Par Value 25,000 Authorized 500 Issued	12,500	12,500
Common stock, .0001 Par Value - 50,000 shares registered with State 10,000 Board Authorized to be Issued 8,250 shares actually issued	105,150	105,150
Dividends - Preferred	(531)	(2,528)
Dividends - Common	0	(4,125)
Additional Paid-In Capital	20,057	20,057
Treasury Stock - Common 134 shares	(11,000)	(11,000)
Retained Earnings	(29,596)	(39,974)
TOTAL EQUITY	$96,580	$80,080
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$208,959**	**$180,757**

KCD Financial, Inc.
Statement of Income and Retained Earnings
December 31, 2012

	2012	2011
OPERATING REVENUES		
Concessions	$1,922,668	$2,305,572
REIT Income	727,835	699,606
Other Operating Revenue	205,487	265,933
TOTAL REVENUE	$2,855,989	$3,271,111
OPERATING EXPENSES		
Commissions	$2,318,917	$2,683,272
Cost of Labor	252,435	280,668
Operating Expenses	257,424	307,949
TOTAL OPERATING EXPENSES	$2,828,775	$3,271,889
OPERATING LOSS/INCOME	$27,214	($778)
PROVISION FOR INCOME TAXES	$10,183	$0
NET LOSS/INCOME	$17,031	($778)
BEGINNING RETAINED EARNINGS	($46,627)	($39,196)
DIVIDENDS	($531)	($6,653)
ENDING RETAINED EARNINGS	($30,127)	($46,627)

KCD Financial, Inc.
Statement of Cash Flow
December 31, 2012

	2012	2011
CASH FLOW FROM OPERATING ACTIVITIES		
Net Operating Loss/Income	$17,031	($778)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	335	375
Increase in Receivables	9,184	24,049
Increase in Payables	11,701	(44,852)
Net Cash Produced by Operating Activities	38,251	(21,206)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of Assets	0	0
Other Assets - Gain/loss on sale	0	796
Required Deposits	(6)	(25)
Net Cash Produced by Investment Activities	(6)	771
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES:		
Payment of Preferred Dividend	(531)	(4,125)
Payment of Common Dividend	0	0
Repurchase of Preferred Stock		(12,500)
Repurchase of Common Stock		(2,529)
Net Cash From (Used in) Financing Activities	(531)	(19,154)
Net Increase in Cash	37,714	(39,589)
CASH AT BEGINNING OF YEAR	56,554	96,143
CASH AT END OF YEAR	$94,268	$56,554

KCD Financial, Inc.
Statement of Changes in Stockholder Equity
December 31, 2012

	2012		2011	
Beginning Balance				
Capital	$	126,707	$	139,207
Retained Earnings	$	(46,627)	$	(39,196)
Payment of Common Dividend			$	(4,125)
Payment of Preferred Dividend	$	(531)	$	(2,528)
Redemption of Preferred Stock			$	(12,500)
Net Income/(Loss)		17,031		(778)
Ending Balance		$96,580	$	80,080

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2012

Summary of Significant Accounting Principles

This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the Financial Statements.

Nature of Business

The company operates a brokerage services firm located in De Pere, WI. The Company is a non-holding broker dealer. The Company is licensed by Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate, and insurance policies at the request of its clients.

Basis of Accounting

The company uses the method/lives required by generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of three months or less to be cash equivalents. In addition, the Company excludes restricted cash in this number.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purposes. Depreciation expense for the year ended December 31, 2012 was $335 and for the year ended December 31, 2011 was $375.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The current portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* are as follows: federal - $6,498 and state - $3,685. As of December 31, 2012, the company had retained earnings of ($30,127). There was an operating loss carryforward of $756 which will off-set the 2012 tax liability. Income tax liability was adversely affected by a non-deductible fine of $20,000 imposed by the State of Nevada. The tax years 2009 - 2012 remain subject to examination by major tax jurisdictions.

KCD Financial, Inc.
Notes to Financial Statements (pg. 2)
December 31, 2012

Cash Segregated Under Federal and Other Regulations
As required by the SEC/FINRA, the Company has segregated cash of $50,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital on hand was $92,753.

Lease Agreement
The Company renewed its lease agreement for office space for its De Pere location with Business Development Corp., commencing November 1, 2010 for a term of 5 years ending October 31, 2015, at an annual rate of $33,240 per year with 2% annual increases commencing on the third anniversary date (November 1, 2013) and annually on each such date thereafter. The company is also responsible for all utilities and all real estate taxes levied in respect of the Premises.

Retirement Plan
The Company participates in a SIMPLE IRA retirement plan. The Company will match up to 3% of employee contributions to that plan.

Related-Party Transactions
Management fees of $82,500 for 2012 and $160,500 in 2011 were paid to Freedom Securities, who owns 61.8% of common stock shares of KCD Financial, Inc.

The two primary shareholders of Freedom Securities (see above) both received sanctions from FINRA in 2012 for matters pertaining to Freedom Securities not KCD Financial, Inc. A. Siesennop, the FINOP for KCD, performed a variety of accounting duties and other matters at KCD Financial. Siesennop's shares of Freedom Securities were sold back to Freedom Securities and she resigned her position at both Freedom Securities and KCD Financial effective December 15, 2012.

Compliance Issues
KCD was served with Administrative Consent Order File #CI11-174-LJB from the State of Nevada and, without admitting or denying any guilt, waived its rights to a hearing and appeal in this matter. In the ACO, KCD Financial, Inc. was fined $20,000 by the State of Nevada and agreed to recoup and redirect monies paid to representatives back to the state because, according to the findings of fact by the state of Nevada: two representatives who were not properly registered in the State

Compliance Issues (cont.)
to conduct business received payments from business generated in Nevada. The State concluded that KCD's actions constitute a violation of NAC 90.321 and FINRA Rules 3010(b)(1) and 3010(d)(1) to wit; they failed to follow and enforce KCD's written supervisory procedures regarding commissions and fee splitting as set forth in Section 6.5 of the KCD Supervisory Procedures Manual, Updated and Revised June 2011. KCD is currently recovering commissions paid to the unregistered representatives. Through December 2012, $36,554 has been collected. An additional $5891 was booked for the remaining receivable.

Legal Issues
On December 23, 2011, KCD received a judgment in its favor against Steven Salzman in the amount of $139,759. KCD Financial has placed a lien on property he owns in Florida. As KCD does not anticipate collection of this judgment in the near future this item is not included as a receivable on the balance sheet.

FINRA Enforcement is now investigating KCD regarding the Nevada licensing issue (see Compliance above).

FINRA Enforcement is evaluating the 2011 FINRA audit. As both matters with FINRA are unresolved, the potential liability has not been recorded in the financial statements.

Stockholders' Equity
The Board of Directors of the Corporation is expressly vested with the authority to divide the Series Preferred Stock into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors hereto.

Subject to the prior and superior rights of the Series Preferred Stock and on the conditions set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the Board of Directors may declare and pay dividends on the Common Stock from time to time as funds may be legally available. These dividends may be payable in cash, stock or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of any Series Preferred Stock, the holders of the Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the

Stockholders' Equity (cont.)
Corporation. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation and after all payments and distributions shall have been made in full to the holders of the Series Preferred Stock as may have been required under the terms of the resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

Dividends of $531.25 were declared on 12/31/12 for the remaining 500 shares of preferred stock issued and were recorded in the financial statements as Preferred Stock Dividend Payable.

Commissions
Commissions and related clearing expenses are recorded in the month the commission is earned. Commissions payable to representatives are estimated based on historical pay-out rates.

Subsequent Events
The Company has evaluated subsequent events through February 15, 2013, the date which the financial statements were available to be issued.

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

	2012	2011
NET CAPITAL		
Total Stockholders' Equity	$96,580	$80,080
Deduct Stockholders' Equity Not allowed for Net Capital		
Total Stockholders' Equity Qualified for net Capital	$96,580	$80,080
Deductions and/or Charges:		
Nonallowable Assets:		
Company Fixed Assets	693	1,028
Aged Receivables - over 30 days	3,134	1,436
Receivables From Non-Customers		0
	3,827	2,464
NET CAPITAL	$92,753	$77,616
AGGREGATE INDEBTEDNESS:		
(Items included on Balance Sheet)		
Accounts Payable	106,320	97,857
Other Current Liabilities	6,059	2,820
TOTAL AGGREGATE INDEBTEDNESS	$112,379	$100,677
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Requirement:		
(based on aggregate indebtedness)	7,492	6,712
Minimum Dollar Requirement	50,000	50,000
Excess Net Capital	$42,753	$27,616
Excess net Capital at 1000%	$81,515	$67,549
Ratio: Aggregate Indebtedness to Net Capital	121%	130%

KCD Financial, Inc.
Reconciliation of Net Capital - Part IIA
December 31, 2012

FOCUS REPORT ITEM	UNAUDITED FOCUS REPORT 12/31/12	AUDIT REPORT 12/31/12	DIFFERENCE	EXPLANATION REFERENCE
ASSETS				
1. Cash	$94,268	$154,774	($60,506)	1
2. Accounts Receivable from Brokers or Dealers	113,998	53,492	$60,506	2

KCD Financial, Inc.
Reconciliation of Net Capital – Part IIA
December 31, 2012

EXPLANATION:

1. Clearing accounts for securities of $60,506 are reclassified from Receivables for brokers or dealers to cash.

2. Accounts receivable from brokers or dealers of $60,506 are classified as cash.

SUPPLEMENTAL INFORMATION

KCD Financial, Inc.
OPERATING EXPENSES - COST OF LABOR
December 31, 2012

	2012	2011
OPERATING EXPENSES		
COST OF LABOR		
Salaries	$150,885	$156,885
Hourly Wages	72,788	82,551
Exec Bonus Commission	1,268	12,623
FICA Tax Expense	17,208	19,282
Federal Unemployment Tax	510	572
State Unemployment Tax	1,513	1,992
Payroll Direct Deposit Fees	160	145
Staff Training	(3)	(2,076)
Workers Comp	1,380	1,132
Simple IRA Expense	6,727	7,562
TOTAL COST OF LABOR	$252,435	$280,668

KCD Financial, Inc.
OPERATING EXPENSES - GENERAL
December 31, 2012

	2012	2011
OPERATING EXPENSES		
FINRA Registration Fees	($6,716)	$21,624
State Reg. Fees/Licenses and Permits	7,680	8,200
E & O Insurance	21,997	(59,053)
Liability Insurance	3,106	6,218
Telephone	8,639	7,436
Postage and Delivery	4,684	3,993
Printing and Reproduction	2,733	681
Computer & Internet	1,310	7,845
Email Fees	1,416	(7,516)
Conference Expenses	36,424	588
Automobile Expense	0	368
Business Expense	386	11,607
Management Expense	82,500	160,500
Rent	33,984	36,010
Gas and Electric	3,588	5,266
Property Tax	174	163
Depreciation Expense	335	375
Miscellaneous	1,276	(1,709)
Advertising	1,048	243
Meals and Entertainment	378	45
Travel	6,152	
Office Supplies	2,513	4,301
Office Audits	1,873	5,777
Cleaning and Maintenance	1,300	1,250
Legal Fees	6,077	68,336
Accounting Fees	10,273	7,382
Consultants	800	150
Bad Debt	0	13,834
Gain/Loss on Asset Disposal	0	796
Penalties & Fines	20,000	0
Bank Service Charges	3,494	3,240
TOTAL COST OF OPERATING EXPENSES	$257,424	$307,949

See accompanying notes to financial statements and accountants' audit report

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066005 FINRA DEC
KCD FINANCIAL INC 16*16
3313 PACKERLAND DR STE E
DE PERE WI 54115-6811

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lori Rastall
920-347-3400

2. A. General Assessment (item 2e from page 2) $ 186.52

B. Less payment made with SIPC-6 filed (**exclude interest**) (103.00)
7-16-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 83.52

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 83.52

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 83.52

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCD Financial, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 1 day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2892607
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2649388
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	16597
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	152012
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2817997
2d. SIPC Net Operating Revenues	$ 74610
2e. General Assessment @ .0025	$ 186.52

(to page 1, line 2.A.)

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of KCD Financial, Inc.
3313 S. Packerland, Ste E
De Pere, WI 54115

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation(Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by KCD Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating KCD Financial, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KCD Financial, Inc. management is responsible for KCD Financial Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries (overpayment carryforward computation and SIPC-6) noting no material differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no material differences;
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers (no adjustment to compare) noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (blotter reports and client daily sales reports) supporting the adjustments noting no differences; and

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2013
Green Bay, WI